Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

September 10, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. David R. Humphrey
Branch Chief

Re:	SEC Comment Letter dated August 27, 2009
Benihana Inc.
Form 10-K for Fiscal Year Ended March 29, 2009
Filed June 29, 2009
File No. 0-26396

Dear Mr. Humphrey:

We refer to the comment letter dated August 27, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 29, 2009 of Benihana Inc. (the “Company”) filed with the Commission on June 29, 2009 (the “Form 10-K”).

We have set forth, in italics below, the text of each of the Staff’s comments noted in the comment letter, followed by our response.

******

FORMS 10-K (FISCAL YEAR ENDED MARCH 29, 2009)
CONTROLS AND PROCEDURES, PAGE 13
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
We note the disclosure of your remediation of the material weakness in your internal control over financial reporting. We note such material weakness, as reported in your Form 10-Q/A for the quarter ended January 4, 2009, filed on June 26, 2009 (“Form 10-Q/A”) related to “the design of controls over the preparation and review of the first step of the goodwill impairment test did not timely detect that the Company’s application of SFAS 142 was not in conformity with generally accepted accounting principles until subsequent to the issuance of the condensed consolidated financial statements.” We further note the Form 10-Q/A discloses you conducted  a reevaluation of the effectiveness of your internal control over financial reporting as of the end of the reporting period and concluded that your internal control over financial reporting was ‘not effective.’ In future filings please expand the disclosure in any subsequent filings that contain a material weakness to describe the nature of the error, how it was found, and the material weakness identified. In this regard, your March 29, 2009 Annual Report on Form 10-K (“Form 10-K”) did not describe the material weakness identified in any detail. Further, we note your Form 10-Q/A did not disclose whether you conducted a reevaluation as to whether your ‘disclosure controls and procedures’ were also considered to be ‘not effective’ given that the internal control over financial reporting was reevaluated to be ‘not effective.’ In future filings, please ensure your conclusions as to the effectiveness or ineffectiveness of disclosure controls and procedures and internal control over financial reporting are consistent (i.e., both are either concluded by management to be effective or ineffective).

In any subsequent filing that contains a material weakness, we will expand the disclosure to describe the nature of the error, how it was found and the material weakness identified. Additionally, in future filings, we will ensure our conclusions as to the effectiveness or ineffectiveness of disclosure controls and procedures and internal control over financial reporting are consistent (i.e., both are either concluded by management to be effective or ineffective).

EXHIBIT 13. 2009 ANNUAL REPORT TO SHAREHOLDERS
MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF RESULTS, PAGE 2

2.
We note your observation that the decrease in diluted weighted average shares outstanding during fiscal year 2009 compared to fiscal year 2008 “was due to the impact of lower stock prices during fiscal year 2009 on the weighted average shares calculation.” Consideration should be given to also disclosing the impact of the net loss attributable to common shareholders upon your computations in fiscal 2009. We will not object if you also wish to disclose how lower stock prices would have impacted your weighted average shares calculation had a loss not been incurred.

In any subsequent filings containing a net loss, we will disclose the impact of a net loss attributable to common shareholders upon our weighted average shares calculation.

OPERATING COSTS AND EXPENSES
2009 COMPARED TO 2008, PAGE 8

3.
Refer to your discussion of ‘Impairment Charges.’ In future filings please expand here or in the notes to the financial statements to disclose the amount of goodwill remaining at each of your three restaurant concepts as of the most recent balance sheet date.

While Note 17, “Segment Reporting,” of the consolidated financial statements does disclose the amount of goodwill remaining by concept, no cross reference is included in Note 11, “Impairment Charges.” In any subsequent filing that contains a discussion on goodwill impairment charges, we will include a cross-reference from the “Impairment Charges” financial statement footnote disclosure to the “Segment Reporting” footnote disclosure. Additionally, in any subsequent filing that contains a discussion on goodwill impairment charges, we will disclose the amount of goodwill remaining by concept in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). An example of such disclosure is included below:

As of March 29, 2009, consolidated goodwill totaled $18.0 million, including $11.2 million for Benihana teppanyaki and $6.8 million for Haru. There is no goodwill associated with the RA Sushi reporting unit.

4.
We note the disclosures in Note 17, ‘Segment Reporting,’ to your audited financial statements where it appears that ‘Income (loss) from operations’ is the primary profitability measure used by your chief operating decision maker in allocating resources and assessing segment performance. If true, in future filings please expand your disclosures in MD&A to discuss the segment profitability measure and disclose the segment profit (loss) for each of your restaurant concepts for each period in which statements of earnings are presented.

The components of ‘income (loss) from operations’ consist of restaurant sales, cost of food and beverage sales, restaurant operating expenses, restaurant opening costs and marketing, general and administrative expenses, each of which are discussed in our MD&A under the headings “Revenues” and “Operating costs and expenses.” Additionally, our segments’ revenues and operating costs and expenses are presented in tabular form under the headings “Revenues” and “Operating costs and expenses.” Our MD&A also includes discussion of a segment’s significant trends, events, changes or transactions as appropriate to further understand our results of operations. No explicit disclosure, however, is included in our MD&A of ‘income (loss) from operations’ by segment.

In future filings, we will combine and expand our tabular presentation in our MD&A to include the ‘income (loss) from operations’ line item for all fiscal years presented. As necessary, we will also comment on significant changes or trends in a segment’s ‘income (loss) from operations.’ An example of such tabular presentation is included below:

	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated
Fiscal Year Ended March 29, 2009
Revenues:
Restaurant sales	$206,970	$61,270	$35,628	$-	$303,868
Franchise fees and royalties	-	-	-	1,739	1,739
Total revenues	206,970	61,270	35,628	1,739	305,607

Restaurant expenses:
Cost of food and beverage sales	48,879	15,660	8,107	-	72,646
Restaurant operating expenses	128,141	38,571	22,210	-	188,922
Restaurant opening costs	726	1,439	-	-	2,165
Marketing, general and
administrative expenses	7,946	4,136	1,971	16,236	30,289
Impairment charges	1,370	16,555	3,580	-	21,505
Total operating expenses	187,062	76,361	35,868	16,236	315,527

Income (loss) from operations	$19,908	$(15,091)	$(240)	$(14,497)	$(9,920)

CONTRACTUAL OBILIGATIONS AND COMMITMENTS, PAGE 14

5.
Consider expanding the disclosure in note 2 to the table to disclose an estimated range of interest payments for your variable rate debt, which we assume is your credit facility with Wachovia Bank, and describe how you estimated such interest payments. Please revise in future filings.

In future filings, we will disclose in the notes to the Contractual Obligations and Commitments table an estimate of interest payments for our variable rate credit facility with Wachovia Bank as well as a description of how such interest payments were estimated. An example of such disclosure is included below:

(2)
Borrowings under the line of credit facility as of March 29, 2009. The line of credit facility allows us to borrow up to $60 million through March 15, 2011. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded from the table; however, using the borrowings outstanding and the corresponding 4.0% interest rate as of March 29, 2009, an estimate of annual interest payments for each of the fiscal years 2010 and 2011 would be approximately $1.3 million. Based on the amounts outstanding as of March 29, 2009, a 100 basis point change in interest rates would result in an approximate change to these estimated interest rate payments of $0.3 million.

FINANCIAL STATEMENTS
NOTE 20. QUARTERLY FINANCIAL DATA (UNAUDITED), PAGE 41

6.
In future filings please eliminate the “gross profit” line item from the table and you may substitute it with “loss (income) from operations,” in a manner consistent with the presentation in your statements of earnings. Given the nature of your business we believe that you should not present a subtotal such as gross profit as such measure excludes all of the costs integral (i.e., ‘restaurant operating expenses,’ ‘restaurant opening costs,’ ‘marketing, general and administrative expenses,’ and ‘impairment charges’) to doing business and generating revenue.

In future filings, we will eliminate the “gross profit” line item from the Quarterly Financial Data (Unaudited) table and substitute it with “loss (income) from operations” to be consistent with the presentation in our statements of earnings.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jose I. Ortega, the Company’s Vice President – Finance and Chief Financial Officer, at (305) 593-0770 if you have any further questions, comments or would like to discuss any of the Company’s responses.

Sincerely,

/s/ Jose I. Ortega

Jose I. Ortega
Vice President – Finance and
Chief Financial Officer
Benihana Inc.

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